

March 16, 2021

Dagi Ben-Noon
Chief Executive Officer
Inspira Technologies OXY B.H.N. Ltd
2 Ha-Tidhar St.,
Ra'anana, 436650
Israel

      Re: Inspira Technologies OXY B.H.N. Ltd
          Registration Statement on Form F-1
          Filed March 5, 2021
          File No. 333-253920

Dear Mr. Ben-Noon:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Beneficial Ownership of Principal Shareholders and Management, page 103

1. Please revise the second paragraph, the table and footnotes to clarify whether IML's pre-offering holdings include the 24,845,209 ordinary shares referenced on page 105. Also, please confirm that (i) the table identifies all individual shareholders who will beneficially own 5% or more following IML's distribution of shares and (ii) the post-offering percentages reflect the effects of the distribution. Also revise to clarify whether the table reflects the 3 million option shares referenced in footnote 2 and explain whether the option grant will be made prior to the offering.

Dagi Ben-Noon
Inspira Technologies OXY B.H.N. Ltd
March 16, 2021
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.